TOYS “R” US PROPERTY COMPANY II, LLC

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-3500

FACSIMILE: (973) 617-4043

E-MAIL: DAVID.SCHWARTZ@TOYSRUS.COM

Via EDGAR	August 3, 2010

Re:	Toys “R” Us Property Company II, LLC
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Toys “R” Us Property Company II, LLC, a Delaware limited liability company (the “Registrant”), we hereby submit for filing by direct electronic transmission under the U.S. Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Registrant’s offer to exchange any and all of its outstanding $725,000,000 aggregate principal amount of 8.50% Senior Secured Notes due 2017 (the “Outstanding Notes”) for its 8.50% Senior Secured Notes due 2017 (the “Exchange Notes”). The Outstanding Notes were offered and sold in November 2009 in reliance upon Rule 144A and Regulation S under the Securities Act.

The Registrant is registering the Exchange Notes on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) set forth in Exxon Capital Holdings Corporation, available May 13, 1988

Securities and Exchange Commission	-2-	August 3, 2010

(“Exxon Capital”), Morgan Stanley & Co. Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrant further represents to the Staff of the Commission:

1.	The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrant’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrant will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	No broker-dealer has entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes. The Registrant will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives the Exchange Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission	-3-	August 3, 2010

The filing fee for the S-4 Registration Statement in the amount of $51,693 has previously been deposited by wire transfer of same day funds to the Commission’s account at US Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact the undersigned at (973) 617-5740.

Very truly yours,

/s/ David Schwartz

TOYS “R” US PROPERTY COMPANY II, LLC

cc:	Via Facsimile
Michael Nathan, Simpson Thacher & Bartlett, LLP